Exhibit 4.3

Second Addendum to Employment Agreement

Employer: NetEase.com, Inc.

Employee: William Ding

Reference is made to that certain Employment Agreement between Employer and Employee dated August 13, 1999 (the “Employment Agreement”) and the addendum to the Employment Agreement with an effective date of May 1, 2003. This Second Addendum is being entered into by Employer and Employee to confirm that Employee has agreed to serve as Employer’s Chief Executive Officer and that the remuneration set forth in paragraph 4(a) of the Employment Agreement, as amended by the above-referenced addendum, shall be RMB30,000 per month, effective as of November 25, 2005. All other terms in the Employment Agreement shall remain unchanged.

Employee:

/s/ William Ding
William Ding

Employer:

NetEase.com, Inc.

By:	/s/ Denny Lee
Denny Lee
Chief Financial Officer